SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Banco Santander México, S.A., Institución de Banca Múliple, Grupo Financiero Santander México
(Name of Subject Company)

__________________

Banco Santander México, S.A., Institución de Banca Múliple, Grupo Financiero Santander México
(Name of Person(s) Filing Statement)

__________________

Series B Shares, without par value

American Depositary Shares (each of which represents five Series B Shares) (Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

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Héctor Blas Grisi Checa

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to

Rodrigo Conesa Labastida Ritch, Mueller, Heather y Nicolau, S.C. Torre Virreyes Av. Pedregal No. 24 Piso 20 Col. Molino del Rey 11040 Mexico City, Mexico Telephone: (52) 55-9178-7000	Jorge U. Juantorena, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2758

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 26, 2021, Banco Santander México, S.A., Institución de Banca Múliple, Grupo Financiero Santander México issued the following press release:

BANCO SANTANDER MÉXICO, ANNOUNCES THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A. ISSUED A MATERIAL FACT ANNOUNCEMENT

Mexico City, Mexico on March 26, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of Mexico’s leading banks, announces to the investing public that Banco Santander, S.A., majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the controlling shareholder of the Company, issued a material fact announcement (hecho relevante), as attached hereto, with respect to which the Bank will disclose additional information in due course.

The board of directors of Banco Santander México has been informed about the intention of Banco Santander, S.A. to make an offer to acquire all of the shares of the Company not already held by Banco Santander, S.A. and has retained external legal and financial advisors. Under the current conditions and based on its advisors’ opinions, the board of directors of Banco Santander México has favorably considered the presentation of the offer and will issue its opinion as provided under the Mexican Securities Market Law at the time the offer is launched. The board of directors of Banco Santander México is acting for these purposes with the participation only of independent directors.

 ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the leading banks in Mexico, offers a wide range of products and financial services, including retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a financial services platform focused on the middle and high income segments of the population as well as small and medium companies. It also provides financial services to large multinational companies in Mexico. As of December 31, 2020, Banco Santander Mexico held total assets of Ps.1,856 billion pesos and had more than 18.7 million clients. Based in Mexico City, the company operates 1,350 branches and offices nationwide with a total of 21,422 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Banco Santander, S.A., in compliance with the Mexican and U.S. Securities Market legislation, hereby communicates the following: MATERIAL INFORMATION	Banco Santander, S.A., de conformidad con la legislaciones mexicana y de los Estados Unidos del Mercado de Valores, comunica lo siguiente: INFORMACIÓN RELEVANTE
Banco Santander, S.A. (“Banco Santander”) announces that it intends to make a cash offer to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) not already held by the Santander group, representing up to approximately 8.3% of Santander Mexico’s share capital.	Banco Santander, S.A. (“Banco Santander”) comunica su intención de formular una oferta pública de adquisición en efectivo por todas las acciones de Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander México”) que no son todavía titularidad del grupo Santander, representativas de aproximadamente el 8,3% del capital social de Santander México.
Expected consideration for those shareholders who accept the offer would be 24 Mexican pesos for every share of Santander Mexico and 120 Mexican pesos for every ADS of Santander Mexico[1] or, if higher, the book value per share of Santander Mexico (and its equivalent for every ADS) as per the financial statements of Santander Mexico for the quarter immediately preceding the date on which the offer is launched (the “Offered Price”).	La contraprestación prevista para los accionistas que acepten la oferta será de 24 pesos mexicanos por cada acción de Santander México y 120 pesos mexicanos por cada ADS de Santander México[2], o si fuese superior, el valor en libros de la acción de Santander México (y su equivalente respecto a cada ADS) conforme a los estados financieros de Santander México del último trimestre anterior al lanzamiento de la oferta (el “Precio Ofrecido”).
The Offered Price represents a 24.3% premium on the closing market price of Santander Mexico shares on 25 March 2021[3] and a 23.6% premium over the last 30 trading days’ volume weighted average price of Santander Mexico’s shares.	El Precio Ofrecido implica una prima del 24,3% sobre el precio de cierre de las acciones de Santander México en el mercado el 25 de marzo de 2021[4] y del 23,6% sobre el precio promedio ponderado de las acciones de Santander México por volumen durante las últimas 30 sesiones.
The board of directors of Santander Mexico has been informed about the intention of Banco Santander to make the offer and has retained external legal and financial advisors. Under the current conditions and based on its advisors’ opinions, the board of directors of Santander Mexico has favorably considered the presentation of the offer and will issue its opinion as provided under the Mexican Securities Market Law at the time the offer is launched. The board of directors of Santander Mexico is acting for these purposes with the participation only of	El consejo de administración de Santander México ha sido informado de la intención de Banco Santander de realizar la oferta y ha procedido a contratar a asesores legales y financieros externos. Bajo las condiciones actuales y con base en la opinión de sus asesores, el consejo de Santander Mexico ha considerado favorablemente que se presente la oferta y manifestará su opinión conforme a lo previsto en la Ley del Mercado de Valores mexicana al tiempo en que la oferta sea formulada. El consejo de Santander México está actuando a estos efectos con la

1 Each ADS of Santander Mexico represents 5 shares of Santander Mexico. The Offered Price has been set considering a maximum number of shares that can be tendered of 561.4 million (therefore excluding the shares held by Santander Group and the shares held in treasury by Santander Mexico to enable the potential conversion of the AT1 instruments that Santander Mexico has in issue).

2 Cada ADS de Santander México representa 5 acciones de Santander México. El Precio Ofrecido se ha establecido sobre la base de un número máximo de acciones de Santander México que pueden acudir a la oferta de 561,4 millones (excluyendo, por lo tanto, las acciones propiedad del Grupo Santander y las acciones que Santander México mantiene en autocartera para cubrir la eventual conversión de los instrumentos AT1 que Santander México tiene emitidos).

3 Santander Mexico share closing price of 19.31 Mexican pesos on 25 March 2021.

4 Precio de cierre la acción de Santander México de 19,31 pesos el 25 de marzo de 2021.

independent directors (without the participation of directors that are employees of Santander Mexico, representatives of Banco Santander or other related persons).	participación sólo de sus miembros independientes (esto es, sin empleados de Santander México, representantes de Banco Santander u otras personas relacionadas).
Banco Santander will be seeking to cancel the registration of Santander Mexico’s shares before the National Securities Registry of the Mexican National Banking and Securities Commission and, when permitted, before the U.S. Securities and Exchange Commission, as well as the delisting of the Santander Mexico shares from the Mexican Stock Exchange and the New York Stock Exchange following settlement of the offer.	Banco Santander tiene la intención de cancelar la inscripción de las acciones de Santander México ante el Registro Nacional de Valores de la Comisión Nacional Bancaria y de Valores y, de ser permitido, ante la Securities and Exchange Commission en los Estados Unidos, así como cancelar el listado de las acciones de Santander México en la Bolsa Mexicana de Valores y en la Bolsa de Nueva York, tras la liquidación de la oferta.
The offer is therefore expected to be a mandatory delisting offer to purchase under the Mexican Securities Market Law and may not be carried out if the general shareholders meeting of Santander Mexico, which will be called for that purpose, were not to approve the delisting with the required majority.	Por tanto, se espera que la oferta sea una oferta de adquisición de acciones forzosa bajo la Ley del Mercado de Valores y podría no llevarse a cabo si la asamblea general de accionistas de Santander México, la cual será convocada para tales efectos, no aprobase la cancelación de la inscripción de las acciones con la mayoría requerida.
The offer is expected to be launched and settled in the second and third quarters of the year. The Offered Price assumes Santander Mexico will not pay any dividend on its shares before the offer is settled. In the event that any dividend is paid prior to settlement of the offer, the Offered Price will be reduced by the amount of the dividend per share.	Se espera lanzar y liquidar la oferta en el segundo y el tercer trimestre del año. El Precio Ofrecido asume que Santander México no pagará ningún dividendo a sus accionistas antes de que la oferta se liquide. En el caso de que cualquier dividendo se pague antes de la liquidación de la oferta, el Precio Ofrecido se reducirá en el monto del dividendo por acción.
The transaction is consistent with Banco Santander’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and its Mexican subsidiary as well as their long-term growth potential. Banco Santander offers Santander Mexico’s shareholders the opportunity to sell their shares for a premium.	La operación es consistente con la estrategia de Banco Santander de incrementar su peso en mercados en crecimiento y refleja la confianza de Banco Santander en México y en su filial mexicana, así como en su potencial de crecimiento a largo plazo. Banco Santander ofrece a los accionistas de Santander México la oportunidad de vender sus acciones con una prima.
Banco Santander considers that the minority shareholders of Santander Mexico would benefit from the transaction since the Offered Price, which reflects a 24.3% premium over the 25 March 2021 closing price, is broadly in line with the analyst consensus target price for Santander Mexico shares[5] immediately prior to this announcement.	Banco Santander considera que los accionistas minoritarios de Santander México se beneficiarían con la operación, dado que el Precio Ofrecido, que refleja una prima del 24,3% sobre el precio de cierre el 25 de marzo de 2021, está en línea con el precio objetivo sobre el que coinciden los analistas para las acciones de Santander México[6] inmediatamente antes de este anuncio.
The transaction is also beneficial for the shareholders of Banco Santander, as it increases the group’s growth profile, as well as its capacity to generate capital organically.	La operación es también positiva para los accionistas de Banco Santander, dado que incrementa el perfil de crecimiento del grupo, así como su capacidad de generar capital orgánicamente.

5 Based on the average of the target price per share of Santander Mexico published by research analysts that cover Santander Mexico.

6 Sobre la base del precio objetivo medio por acción de Santander México publicado por analistas que cubren Santander México.

The transaction is expected to have a return on invested capital (ROIC) for Banco Santander of c.14% and improve its earnings per share (EPS) by 0.8% in 2023. It will increase the group’s capacity for organic capital generation and be neutral in terms of tangible net asset value (TNAV) per share. The acquisition of the outstanding shares would reduce the group’s CET1 ratio by c.8 basis points[7].	Se espera que la operación tenga un retorno sobre el capital invertido (ROIC) para Banco Santander de aproximadamente el 14% y mejore su beneficio por acción (BPA) un 0,8% en 2023. Además, aumentará la capacidad de generación orgánica de capital del grupo y será neutral en valor neto tangible (TNAV) por acción. La adquisición de la totalidad de las acciones en circulación reduciría la ratio de capital CET1 del grupo en aproximadamente 8 puntos básicos[8].
Commencement of the offer and the offer itself will be subject to customary conditions for this type of transaction, including regulatory authorizations from the Mexican Comisión Nacional Bancaria y de Valores and a review from the U.S. Securities and Exchange Commission, the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico, as well as the approval of the delisting of the Santander Mexico shares from the Mexican Stock Exchange with the affirmative vote of the holders of at least 95% of the capital stock of Santander Mexico in an extraordinary shareholders’ meeting.	El inicio de la oferta y la propia oferta misma estarán sujetas a las condiciones habituales de este tipo de operaciones, incluyendo la autorización de la Comisión Nacional Bancaria y de Valores mexicana y de la revisión de la Securities and Exchange Commission de los Estados Unidos, la ausencia de cualquier cambio material adverso en la situación financiera, resultado de las operaciones o las perspectivas de Santander México, así como la aprobación de la cancelación de la inscripción de las acciones de la Bolsa Mexicana de Valores con el voto favorable de los tenedores que representen cuando menos el 95% del capital social de Santander México en una asamblea extraordinaria de accionistas.
Boadilla del Monte (Madrid), 26 March 2021	Boadilla del Monte (Madrid), 26 de marzo de 2021

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities. If and at the time a tender offer is commenced, Banco Santander (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Santander Mexico will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Banco Santander intends to mail these documents to Santander Mexico shareholders. Banco Santander will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law.

INFORMACIÓN IMPORTANTE PARA INVERSORES SOBRE LA OPERACIÓN PROPUESTA

La oferta pública de adquisición descrita en este comunicado aún no ha comenzado. La presente comunicación se proporciona únicamente con fines informativos y no constituye una oferta de adquisición o una oferta para vender acciones (incluyendo cualquier American Despositary Shares que representen cualquier acción) u otros valores. Si y una vez que inicie una oferta pública de adquisición, Banco Santander (y/o una o más de sus afiliadas, según corresponda) pretende registrar ante la Securities and Exchange Commission (“SEC”) una Declaración de Oferta Pública de Adquisición de acuerdo con el Formato TO que incluya una oferta de adquisición, un formato de carta de aceptación y otros documentos relacionados con la oferta de adquisición, y Santander México presentará ante la SEC una Declaración de Oferta/Recomendación de acuerdo con el Formato 14D-9 respecto de la oferta. Banco Santander pretende enviar por correo electrónico estos documentos a los accionistas de Santander México. Banco Santander también presentará ante la Comisión Nacional Bancaria y de Valores (“CNBV”) un folleto informativo en relación con la operación y la futura oferta de acuerdo con la ley aplicable.

7 All the impacts indicated in this paragraph assume 100% acceptance of the offer.

8 Todos los impactos indicados en este párrafo asumen una aceptación del 100% de la oferta.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.	SE SOLICITA A LOS INVERSIONISTAS Y A LOS TENEDORES DE VALORES QUE LEAN LA DECLARACIÓN DE OFERTA DE ADQUISICIÓN, OFERTA DE COMPRA, LA DECLARACIÓN DE OFERTA/RECOMENDACIÓN Y TODOS LOS DEMÁS DOCUMENTOS RELEVANTES QUE SE PRESENTARÁN ANTE LA SEC Y ANTE LA CNBV EN RELACIÓN CON LA TRANSACCIÓN PROPUESTA ANTES DE TOMAR UNA DECISIÓN CON RESPECTO A LA OFERTA DE ADQUISICIÓN, YA QUE CONTENDRÁN INFORMACIÓN IMPORTANTE SOBRE LA MISMA.
Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.	Dichos documentos, así como los otros documentos a ser presentados por Banco Santander y Santander México, estarán disponibles, de manera gratuita, en la página web de la SEC www.sec.gov y a través de la página web de la CNBV en www.cnbv.gob.mx. La oferta de adquisición y los demás materiales relacionados también pueden obtenerse (cuando estén disponibles) de forma gratuita poniéndose en contacto con el agente de información de la oferta de adquisición.
This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.	La presente comunicación no constituye una oferta para adquirir valores en ningún país o jurisdicción en la que dicha oferta se considere ilegal o infrinja de otro modo las leyes o reglamentos, o que requiera que Banco Santander o cualquiera de sus afiliadas cambie o modifique los términos o condiciones de dicha oferta de cualquier manera, que realice otro procedimiento adicional ante cualquier autoridad gubernamental o que tome cualquier otra acción adicional en relación con dicha oferta.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Mexico or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations. Risks and uncertainties include, among other things, risks related to the tender offer, including uncertainties as to how many of Santander Mexico shareholders will tender their shares in the tender offer; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment; higher volatility in capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic on the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and (ii) Banco

Aviso sobre previsiones y estimaciones

La presente comunicación incluye ciertas “declaraciones a futuro” en el sentido de la definición de la “U.S. Private Securities Litigation Reform Act of 1995”. Dichas previsiones y estimaciones pueden ser identificadas por palabras o expresiones tales como “esperar”, “proyectar”, “anticipar”, “debería”, “tener la intención de”, “probabilidad”, “riesgo”, “meta”, “objetivo”, “estimación”, “futuro” y vocablos similares que incluyen, pero no se limitan a, declaraciones que son predictivas por naturaleza y dependen de o se refieren a eventos, condiciones circunstancias o desempeño futuro de Banco Santander o Santander México o sus respectivas afiliadas, incluyendo como resultado de la implementación de las operaciones descritas en el presente. Estas declaraciones se basan en las expectativas actuales de la dirección de Santander y están inherentemente sujetas a incertidumbres y cambios de circunstancias y ciertos riesgos, incertidumbres y otros factores importantes podrían causar que los hechos y resultados reales difieran materialmente de las expectativas. Dichos factores y riesgos incluyen, entre otras cuestiones, riesgos relacionados con la oferta pública de adquisición, incluyendo la incertidumbre sobre el número de accionistas de Santander México aceptarán la oferta; las condiciones generales de la economía o de la industria en sectores en los que Banco Santander o Santander México tienen operaciones o inversiones significativas (tales un peor entorno económico; una mayor volatilidad en los mercados de capitales; inflación o deflación; cambios en la demografía, en el gasto de los consumidores, en los hábitos de inversión o de ahorro; y los efectos de la pandemia del Covid-19 en la economía mundial); la exposición a diversos riesgos de mercado (en especial, el riesgo de tasa de interés, el riesgo cambiario, el riesgo de precio de las acciones y los riesgos asociados con la sustitución de los índices de referencia); las posibles pérdidas por pagos anticipados de las carteras de crédito y de inversiones, la disminución del valor de las garantías de las carteras de créditos, y el riesgo de contrapartes; la estabilidad política en España, el Reino Unido, otros países europeos, América Latina y Estados Unidos; los cambios en la legislación, la regulación, impuestos, incluyendo los requisitos de capital y liquidez regulatorios, especialmente en vista a la salida del Reino Unido de la Unión Europea y el aumento de la regulación en respuesta a la crisis financiera; la capacidad de integrar con éxito las adquisiciones y los retos relacionados que se derivan de la desviación inherente del enfoque y los recursos de la administración de otras oportunidades estratégicas y cuestiones operativas; y los cambios en el acceso a la liquidez y al

Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Banco Santander and Santander Mexico. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.	financiamiento en condiciones aceptables, en especial si se derivan de cambios en los diferenciales de crédito o bajas en las calificaciones crediticias; y otros riesgos e incertidumbres considerados en (i) los documentos presentados por Santander México ante la SEC, incluyendo las secciones "Factores de Riesgo" y las "Notas Especiales sobre Previsiones y Estimaciones Futuras" del informe anual más reciente de Santander México de acuerdo con el formulario 20-F y (ii) los documentos presentados por Banco Santander ante la SEC, incluyendo las secciones "Factores de riesgo" y "Advertencia sobre Previsiones y Estimaciones Futuras" del informe anual más reciente de Banco Santander de acuerdo con el formulario 20-F. Ustedes pueden obtener copias de los documentos presentados por Banco Santander y Santander México ante la SEC de forma gratuita en la página web de la SEC (www.sec.gov). Otros factores que pueden causar que los resultados reales difieran materialmente incluyen aquéllos que se expondrán en la Declaración de Oferta de Adquisición bajo el Formato TO, la Declaración de Oferta/Recomendación bajo el Formato 14D-9 y otros documentos relacionados con la oferta de adquisición presentados por Banco Santander y Santander México. Todas las declaraciones futuras contenidas en este comunicado están calificadas en su totalidad por esta advertencia.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.	Existen diversos factores que podrían afectar nuestros resultados futuros y podrían causar que dichos resultados se desvíen de los previstos en las declaraciones a futuro. Otros factores desconocidos o imprevisibles podrían causar que los resultados reales difirieran materialmente de los previstos en las declaraciones a futuro. Nuestras declaraciones a futuro se realizan únicamente a la fecha de esta comunicación y se basan en el conocimiento, la información y las opiniones disponibles a la fecha de esta comunicación. Banco Santander no está obligado a actualizar o revisar ninguna de las declaraciones a futuro, con independencia de que se produzcan nuevas informaciones, acontecimientos futuros o por cualquier otra causa.